UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2017 (Report No. 2)

Commission File Number: 0-29452

RADCOM LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THIS FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-111931, 333-123981, 333-190207, 333-195465, 333-203087, 333-211628 AND 333-215591) AND FORM F-3 (REGISTRATION STATEMENT NOS. 333-170512, 333-189111 AND 333-210448), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Radcom Ltd. (the “Company”) is filing this report on Form 6-K to report that it projects that (i) its estimated, unaudited revenue for the quarter ended September 30, 2017 was approximately $9.6 million and (ii) its estimated, unaudited cash and cash equivalents as of September 30, 2017 were approximately $33.6 million.

The summary above relates to certain preliminary estimates regarding the Company’s financial results for the quarter ended September 30, 2017. This preliminary financial information is based upon the Company’s estimates and is subject to completion of its financial closing procedures. Moreover, this preliminary financial information has been prepared solely on the basis of information that is currently available to, and that is the responsibility of, the Company’s management. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this information. This preliminary financial information is not a comprehensive statement of the Company’s financial results for the quarter ended September 30, 2017 and remains subject to, among other things, the completion of the Company’s financial closing procedures, final adjustments, and completion of the Company’s internal review for the quarter ended September 30, 2017, which may materially impact the results and expectations set forth above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: October 17, 2017	By:	/s/ Ran Vered
	Name:	Ran Vered
	Title:	CFO